UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 5, 2023

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x               Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Transaction in Own Shares dated 1 August 2023
Exhibit No. 2	Total Voting Rights dated 1 August 2023
Exhibit No. 3	Transaction in Own Shares dated 2 August 2023
Exhibit No. 4	Director/PDMR Shareholding dated 2 August 2023
Exhibit No. 5	Transaction in Own Shares dated 3 August 2023
Exhibit No. 6	Director/PDMR Shareholding dated 3 August 2023
Exhibit No. 7	Transaction in Own Shares dated 4 August 2023
Exhibit No. 8	Transaction in Own Shares dated 7 August 2023
Exhibit No. 9	Transaction in Own Shares dated 8 August 2023
Exhibit No. 10	Publication of Final Terms dated 8 August 2023
Exhibit No. 11	Transaction in Own Shares dated 9 August 2023
Exhibit No. 12	Block listing Interim Review dated 9 August 2023
Exhibit No. 13	Transaction in Own Shares dated 10 August 2023
Exhibit No. 14	Transaction in Own Shares dated 11 August 2023
Exhibit No. 15	Transaction in Own Shares dated 14 August 2023
Exhibit No. 16	Transaction in Own Shares dated 15 August 2023
Exhibit No. 17	Transaction in Own Shares dated 16 August 2023
Exhibit No. 18	Transaction in Own Shares dated 17 August 2023
Exhibit No. 19	Transaction in Own Shares dated 18 August 2023
Exhibit No. 20	Transaction in Own Shares dated 21 August 2023
Exhibit No. 21	Transaction in Own Shares dated 22 August 2023
Exhibit No. 22	Transaction in Own Shares dated 23 August 2023
Exhibit No. 23	Transaction in Own Shares dated 24 August 2023
Exhibit No. 24	Transaction in Own Shares dated 25 August 2023
Exhibit No. 25	Redemption and Cancellation Notice dated 25 August 2023
Exhibit No. 26	Transaction in Own Shares dated 29 August 2023
Exhibit No. 27	Transaction in Own Shares dated 30 August 2023
Exhibit No. 28	Transaction in Own Shares dated 31 August 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: September 5, 2023

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

01 August 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	31 July 2023
Number of ordinary shares purchased:	7,232,235
Highest price paid per share:	156.6600p
Lowest price paid per share:	155.5200p
Volume weighted average price paid per share:	155.9903p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,544,227,760 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,544,227,760) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8153H_1-2023-7-31.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 14,184,045 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 155.6986p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                         Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 2

1 August 2023

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 July 2023, Barclays PLC's issued share capital consists of 15,544,227,760 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 15,544,227,760 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations Adam Strachan +1 212 526 8442	James Johnson +44 (0)20 7116 7233	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 3

02 August 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	01 August 2023
Number of ordinary shares purchased:	7,232,235
Highest price paid per share:	155.5000p
Lowest price paid per share:	151.5600p
Volume weighted average price paid per share:	153.0648p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,536,998,561 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,536,998,561) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9774H_1-2023-8-1.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 21,416,280 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 154.8092p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                         Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 4

2 August 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Global Head of Corporate & Investment Bank, and President, Barclays Bank PLC
;	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.485 per Share	87,721
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-08-02
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Adam Strachan	Jonathan Tracey
+1 212 526 8442 James Johnson +44 (0)20 7116 7233	+44 (0)20 7116 4755

Exhibit No. 5

03 August 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	02 August 2023
Number of ordinary shares purchased:	7,232,235
Highest price paid per share:	149.9400p
Lowest price paid per share:	146.0200p
Volume weighted average price paid per share:	147.9460p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,529,781,091 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,529,781,091) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1323I_1-2023-8-2.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 28,648,515 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 153.0766p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                         Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 6

3 August 2023

Barclays PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The following notifications under article 19.1 of the Market Abuse Regulation ('MAR') relate to transactions made on behalf of the Chairman and Non-Executive Directors in Barclays PLC shares.

This announcement is made in accordance with article 19.3 of MAR.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Robert Berry
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800RI86RVL8DXCJ83
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.5252	5,740
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-08-01
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Breedon
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800RI86RVL8DXCJ83
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.5252	8,862
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-08-01
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mohamed El-Erian
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800RI86RVL8DXCJ83
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.5252	6,726
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-08-01
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dawn Fitzpatrick
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800RI86RVL8DXCJ83
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.5252	6,785
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-08-01
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mary Francis
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800RI86RVL8DXCJ83
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.5252	8,019
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-08-01
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Senior Independent Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800RI86RVL8DXCJ83
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.5252	25,899
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-08-01
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nigel Higgins
2	Reason for the notification
a)	Position/status	Group Chairman
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800RI86RVL8DXCJ83
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.5252	21,490
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-08-01
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sir John Kingman
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800RI86RVL8DXCJ83
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.5252	1,798
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-08-01
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Marc Moses
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800RI86RVL8DXCJ83
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.5252	5,454
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-08-01
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Diane Schueneman
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800RI86RVL8DXCJ83
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.5252	11,497
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-08-01
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Julia Wilson
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800RI86RVL8DXCJ83
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25 pence each ('Shares') GB0031348658
b)	Nature of the transaction
Acquisition of Shares for Non-Executive Directors. The purchase arises from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.5252	5,714
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-08-01
f)	Place of the transaction	London Stock Exchange

Ends

For further information, please contact:

Investor Relations                                         Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 7

04 August 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	03 August 2023
Number of ordinary shares purchased:	7,232,235
Highest price paid per share:	150.0400p
Lowest price paid per share:	145.0200p
Volume weighted average price paid per share:	147.9299p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,522,548,856 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,522,548,856) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2844I_1-2023-8-3.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 35,880,750 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 152.0392p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                         Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 8

07 August 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	04 August 2023
Number of ordinary shares purchased:	7,232,235
Highest price paid per share:	151.4000p
Lowest price paid per share:	149.0400p
Volume weighted average price paid per share:	150.3321p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,515,330,786 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,515,330,786) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4250I_1-2023-8-4.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 43,112,985 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 151.7528p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                         Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 9

08 August 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	07 August 2023
Number of ordinary shares purchased:	7,955,584
Highest price paid per share:	152.4800p
Lowest price paid per share:	149.9800p
Volume weighted average price paid per share:	151.1974p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,509,472,829 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,509,472,829) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5680I_1-2023-8-7.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 51,068,569 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 151.6663p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                         Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 10

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of EUR 1,250,000,000 4.918 per cent. Fixed Rate Resetting Senior Callable Notes due 8 August 2030, issued under the Barclays PLC Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7060I_1-2023-8-8.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 7 March 2023 (as supplemented by the prospectus supplements dated 28 April 2023 and 28 July 2023) which together constitute a base prospectus (the "Prospectus") for the purposes of Regulation (EU) 2017/1129, as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended (the "UK Prospectus Regulation").

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.
NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or the Prospectus you must ascertain from the Final Terms and the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you and any customers you represent are not U.S. persons, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 11

09 August 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	08 August 2023
Number of ordinary shares purchased:	7,955,584
Highest price paid per share:	150.5000p
Lowest price paid per share:	146.2400p
Volume weighted average price paid per share:	147.7926p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,501,550,392 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,501,550,392) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7126I_1-2023-8-8.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 59,024,153 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 151.1442p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                         Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 12

BLOCK LISTING INTERIM REVIW

Date:  9 August 2023

Name of applicant:	BARCLAYS PLC
Period of return:	1 January 2023 - 30 June 2023
Name of scheme:	SAYE Share Option Scheme	Barclays Group Share Incentive Plan and Barclays Global Sharepurchase Plan	Barclays Group Share Value Plan	Barclays Long Term Incentive Plan
Class of unallotted securities	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each
Balance of unallotted securities under scheme(s) from previous return:	26,820,266	26,667,196	8,776,355	20,676,400
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0	10,000,000	0	0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	10,855,966	15,904,696	743,000	0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	15,964,300	20,762,500	8,033,355	20,676,400
Name of contact:	Garth Wright
Telephone number of contact:	020 7116 3170

Exhibit No. 13

10 August 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	09 August 2023
Number of ordinary shares purchased:	7,955,584
Highest price paid per share:	150.7000p
Lowest price paid per share:	148.8200p
Volume weighted average price paid per share:	149.8238p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,493,596,022 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,493,596,022) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8595I_1-2023-8-9.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 66,979,737 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 150.9874p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                         Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 14

11 August 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	10 August 2023
Number of ordinary shares purchased:	7,955,584
Highest price paid per share:	149.0600p
Lowest price paid per share:	147.7000p
Volume weighted average price paid per share:	148.3434p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,485,652,580 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,485,652,580) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0035J_1-2023-8-10.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 74,935,321 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 150.7067p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                         Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 15

14 August 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	11 August 2023
Number of ordinary shares purchased:	7,955,584
Highest price paid per share:	148.5600p
Lowest price paid per share:	146.1800p
Volume weighted average price paid per share:	147.0501p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,477,696,996 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,477,696,996) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1399J_1-2023-8-11.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 82,890,905 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 150.3557p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                         Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 16

15 August 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	14 August 2023
Number of ordinary shares purchased:	8,217,511
Highest price paid per share:	146.9200p
Lowest price paid per share:	145.2000p
Volume weighted average price paid per share:	146.0335p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,469,479,485 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,469,479,485) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2825J_1-2023-8-14.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 91,108,416 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 149.9659p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                         Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 17

16 August 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	15 August 2023
Number of ordinary shares purchased:	8,217,511
Highest price paid per share:	146.1200p
Lowest price paid per share:	143.0000p
Volume weighted average price paid per share:	144.2308p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,461,286,509 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,461,286,509) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4251J_1-2023-8-15.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased  99,325,927 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 149.4914p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                         Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 18

17 August 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	16 August 2023
Number of ordinary shares purchased:	8,217,511
Highest price paid per share:	145.4600p
Lowest price paid per share:	143.2400p
Volume weighted average price paid per share:	144.8439p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,453,074,259 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,453,074,259) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5604J_1-2023-8-16.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 107,543,438 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 149.1363p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                         Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 19

18 August 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	17 August 2023
Number of ordinary shares purchased:	8,036,322
Highest price paid per share:	146.1000p
Lowest price paid per share:	144.6200p
Volume weighted average price paid per share:	145.4101p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,445,037,937 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,445,037,937) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7015J_1-2023-8-17.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 115,579,760 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 148.8772p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                         Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 20

21 August 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	18 August 2023
Number of ordinary shares purchased:	7,958,088
Highest price paid per share:	145.5200p
Lowest price paid per share:	143.3400p
Volume weighted average price paid per share:	144.1722p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,437,082,874 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,437,082,874) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8395J_1-2023-8-18.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 123,537,848 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 148.5741p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                         Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 21

22 August 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	21 August 2023
Number of ordinary shares purchased:	8,056,988
Highest price paid per share:	146.0400p
Lowest price paid per share:	143.8600p
Volume weighted average price paid per share:	144.7710p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,429,034,436 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,429,034,436) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9904J_1-2023-8-21.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 131,594,836 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 148.3413p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                        Media Relations

Adam Strachan +1 212 526 8442                Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 22

23 August 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	22 August 2023
Number of ordinary shares purchased:	8,056,988
Highest price paid per share:	145.3200p
Lowest price paid per share:	143.0200p
Volume weighted average price paid per share:	144.3162p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,420,992,615 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,420,992,615) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1335K_1-2023-8-22.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 139,651,824 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 148.1090p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                         Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 23

24 August 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	23 August 2023
Number of ordinary shares purchased:	8,056,988
Highest price paid per share:	144.0400p
Lowest price paid per share:	142.7200p
Volume weighted average price paid per share:	143.4080p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,412,939,555 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,412,939,555) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2675K_1-2023-8-23.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 147,708,812 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 147.8526p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                         Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 24

25 August 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	24 August 2023
Number of ordinary shares purchased:	8,056,988
Highest price paid per share:	146.0000p
Lowest price paid per share:	143.9600p
Volume weighted average price paid per share:	144.8180p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,404,886,102 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,404,886,102) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3986K_1-2023-8-24.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 155,765,800 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 147.6956p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                         Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 25

25 August 2023

BARCLAYS PLC

NOTICE OF REDEMPTION AND CANCELLATION OF LISTING

To the holders of:

Barclays PLC Japanese Yen ¥130,500,000,000 Callable Bonds - First Series (2018)
ISIN Code: JP582603AJ96
(the 'Bonds')

NOTICE IS HEREBY GIVEN by Barclays PLC (the "Company") to the holders of the Bonds, that the Company will fully redeem all of the outstanding Bonds in whole on 25 September 2023 (the "Redemption Date") at a price equal to 100% of the principal amount together with interest accrued to and including the Redemption Date pursuant to Condition 8(2) of the Bonds, having satisfied the applicable conditions to redemption.

All Bonds redeemed will be cancelled and the listing of the Bonds on the London Stock Exchange plc and the admission of the Bonds to trading on its International Securities Market will be cancelled on, or shortly after, 25 September 2023.

Should any holder of the Bonds have any queries in relation to this notice of repayment please contact:

Barclays Debt Investor Relations Team
Barclays Bank PLC
1 Churchill Place
London E14 5HP
United Kingdom
+44 20 7116 1000
Email: DebtIRTeam@barclays.com

This notice of repayment is issued and directed only to the holders of the Bonds and no other person shall, or is entitled to, rely or act on, or be able to rely or act on, its contents, and it should not be relied upon by any holder of Bonds for any other purpose.

DISCLAIMER - INTENDED ADDRESSEES

The Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended (the 'Securities Act'), or any state securities laws and, unless so registered, may not be offered or sold within the United States or to, or for the account or the benefit of, U.S. persons, as defined in Regulation S under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act and in compliance with any applicable state securities laws.

Exhibit No. 26

29 August 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	25 August 2023
Number of ordinary shares purchased:	7,574,870
Highest price paid per share:	146.0000p
Lowest price paid per share:	143.7200p
Volume weighted average price paid per share:	144.9286p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,397,334,494 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,397,334,494) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5298K_1-2023-8-25.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 163,340,670 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 147.5673p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                         Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 27

30 August 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	29 August 2023
Number of ordinary shares purchased:	7,374,974
Highest price paid per share:	149.8000p
Lowest price paid per share:	146.3400p
Volume weighted average price paid per share:	148.3296p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,389,985,622 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,389,985,622) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7178K_1-2023-8-29.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 170,715,644 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 147.6003p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                         Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 28

31 August 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	30 August 2023
Number of ordinary shares purchased:	7,258,633
Highest price paid per share:	152.5000p
Lowest price paid per share:	148.9800p
Volume weighted average price paid per share:	150.4602p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,382,766,083 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,382,766,083) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8647K_1-2023-8-30.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 177,974,277 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 147.7169p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                         Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233